JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

Jardines

Jardine Matheson Limited
8th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03 NOV 12 AM 7:21

30th October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03037286

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press announcement issued today by Cycle & Carriage Limited, a subsidiary of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dw 11/12

[Press/JSH-CC2k310030p.6]

Securities and Exchange Commission File No.82-3035

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

30th October 2003
For immediate release

Cycle & Carriage Limited
Third Quarter 2003 Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 53%-owned subsidiary, Cycle & Carriage Limited.

03 NOV 12 AM 7:21

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

CYCLE & CARRIAGE

30 October 2003

CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2003 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Continued strong performance from Astra
- Good contribution from Singapore Motors
- Exit from loss-making Australian business
- S$246 million rights issue oversubscribed

"The Group expects to have a satisfactory performance for the remainder of the year."

Anthony Nightingale, *Chairman*
30 October 2003

Group Results

	Three months ended			**Nine months ended**		
	30.9.03 S$m	30.9.02 S$m	*Change %*	**30.9.03 S$m**	30.9.02 S$m	*Change %*
Revenue	**1,515**	1,283	*18*	**4,210**	3,662	*15*
Trading profit after tax and minorities	**83**	63	*31*	**222**	188	*18*
Underlying net profit	**88**	52	*70*	**250**	186	*35*
Net profit	**128**	51	*149*	**291**	163	*78*
	cts	cts		**cts**	cts	
Underlying earnings per share - basic	**35.0**	21.7	*61*	**99.1**	77.6	*28*
Earnings per share - basic	**50.8**	21.5	*136*	**115.5**	68.2	*69*
	At 30.9.03 S$m	At 31.12.02 S$m				
Shareholders' funds	**1,607**	1,035	*55*			
	S$	S$				
Net asset value per share	**4.90**	4.28	*14*			

The financial results for the nine months ended 30 September 2003 and 30 September 2002 were not audited nor reviewed by the auditors. The financial results for the year ended 31 December 2002 were audited. Certain comparatives have been restated to conform with this financial period's presentation.

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Overview

The good performance of the first half continued into the third quarter, with Astra remaining the major contributor. The Company's balance sheet was also strengthened in the period with a S$246 million rights issue which was oversubscribed.

Performance

The underlying net profit for the nine months to 30 September 2003 increased by 35% to S$250 million from the comparative period in 2002. Astra continued to be the major profit contributor and was the most significant component of the increase in profits despite a lower level of gain on its foreign currency denominated debt. Singapore motors also produced a good performance.

The increase in net profit of 78% to S$291 million was higher due to the gains in Astra arising from the sale of a 46% stake in the Toyota manufacturing operations and a debt buyback, and the profit from the sale of properties in Australia. These were partly offset by the loss recorded on the exit from the Hyundai motor operations in Australia, the write down of a property in Malaysia and the Group's S$3 million share of a non-cash exchange loss realised by MCL Land on the liquidation of a Malaysian subsidiary. The non-cash exchange loss was transferred from translation reserves to the profit and loss account with no impact on the Group's shareholders' funds.

The underlying net profit from Astra increased by 39% to S$187 million for the period under review. Despite a lower market share, Astra benefited from growth in both the motor car and motorcycle markets. Astra's financial services and the palm oil businesses also produced strong growth.

The underlying net profit from the motor vehicle operations excluding Astra increased by 30% to S$53 million due to good performances in Singapore and New Zealand and a write back of the provision for warranty no longer required in Australia, despite a decline in Malaysia due to the loss of the Mercedes-Benz distributor margins. The contribution from property rose 8% to S$27 million as the Group's increased shareholding in MCL Land helped offset its modest decline in underlying profit.

Net debt has been reduced by S$219 million to S$415 million since the beginning of the year. The S$246 million raised by way of the rights issue in September is being used to partially repay debt incurred to fund the investment in Astra. The proceeds from the recent sale of the Hyundai distribution business and related properties in Australia have also reduced the level of debt. The overall improvement has been partly offset by a further S$195 million investment in Astra shares in 2003, which has increased Cycle & Carriage's interest to 36.3%. Astra itself has also reduced its net debt, which has declined further on the receipt in October of US$226 million (S$391 million) from the sale of 46% of its Toyota manufacturing operations in Indonesia.

For the three month period to 30 September 2003, Astra's higher contribution enabled Cycle & Carriage to increase its underlying net profit by 70% to S$88 million, compared to the previous year's third quarter. After exceptional items, including the sale of the Toyota manufacturing stake, the exit from the Hyundai operations and the sale of properties in Australia, net profit for the quarter grew by 149% to S$128 million.

The Board does not propose to declare an interim dividend for the third quarter ended 30 September 2003 (30 September 2002: Nil).

Developments in the Third Quarter

The Company's one for three rights issue at S$3.00 per share closed on 2 September 2003 at which time it was 29% oversubscribed. Some S$246 million was raised before expenses of the issue.

The previously announced sale by Astra of a 46% stake in the manufacturing activities of Toyota Astra Motors to Toyota Motor Corporation, Japan, for US$226 million was completed on 30 September.

During the third quarter, MCL Land's S$110 million offer for the en-bloc purchase of a 28,000 square metres site at Yio Chu Kang was accepted, and there is the potential to apply to purchase an adjoining plot of 6,400 square metres. The purchase is subject to approval from the authority.

The soft launch in Malaysia of MCL Land's first joint venture project with the Landmarks Group, Desa Villas, a 76-unit condominium and landed housing development in Section 10, Wangsa Maju, has been well received with more than 54% of the units sold.

The sale of the Hyundai operations in Australia to the Hyundai Motor Corporation took place in September, and the Group also announced the exit from its operational property portfolio in Australia. The signing of a sale and purchase agreement for the Menara Weld commercial property in Malaysia took place in September and is expected to complete next year. These transactions are part of Cycle & Carriage's ongoing process of exiting low yielding operations and assets.

Outlook

The Group expects to have a satisfactory performance for the remainder of the year.

Anthony Nightingale
Chairman
30 October 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.9.03 S$m	30.9.02 S$m	Change %	Nine months ended 30.9.03 S$m	30.9.02 S$m	Change %
Revenue		**1,515.3**	1,283.4	*18*	**4,210.4**	3,662.1	*15*
Less: Share of associates' and joint ventures' revenue		**(789.2)**	(624.6)	*26*	**(2,134.0)**	(1,794.8)	*19*
Group revenue		**726.1**	658.8	*10*	**2,076.4**	1,867.3	*11*
Cost of sales		**(644.7)**	(572.9)	*13*	**(1,835.1)**	(1,661.2)	*10*
Gross profit		**81.4**	85.9	*-5*	**241.3**	206.1	*17*
Other operating income		**4.1**	3.5	*17*	**11.2**	12.2	*-8*
Selling and distribution expenses		**(33.8)**	(39.7)	*-15*	**(113.3)**	(91.0)	*25*
Administrative expenses		**(24.0)**	(11.7)	*105*	**(66.8)**	(52.8)	*27*
Others		**1.9**	0.3	*533*	**9.2**	0.2	*nm*
Operating profit		**29.6**	38.3	*-23*	**81.6**	74.7	*9*
Share of associates' and joint ventures' results		**100.9**	72.9	*38*	**267.7**	245.7	*9*
Profit before financing charges		**130.5**	111.2	*17*	**349.3**	320.4	*9*
Net financing charges		**(4.3)**	(5.3)	*-19*	**(17.9)**	(17.5)	*2*
Trading profit		**126.2**	105.9	*19*	**331.4**	302.9	*9*
Material, recurring items	4	**4.1**	(16.5)	*nm*	**30.1**	46.8	*-36*
Underlying profit		**130.3**	89.4	*46*	**361.5**	349.7	*3*
Exceptional items	4	**85.4**	(0.1)	*nm*	**83.2**	(28.6)	*nm*
Profit before tax	3	**215.7**	89.3	*142*	**444.7**	321.1	*38*
Tax	5	**(84.6)**	(27.3)	*210*	**(142.0)**	(146.9)	*-3*
Profit after tax		**131.1**	62.0	*111*	**302.7**	174.2	*74*
Minorities		**(3.0)**	(10.6)	*-72*	**(11.5)**	(10.9)	*6*
Net profit		**128.1**	51.4	*149*	**291.2**	163.3	*78*
		cts	cts		**cts**	cts	
Underlying earnings per share							
- basic		**35.0**	21.7	*61*	**99.1**	77.6	*28*
- fully diluted		**34.9**	21.7	*61*	**98.9**	77.5	*28*
Earnings per share							
- basic		**50.8**	21.5	*136*	**115.5**	68.2	*69*
- fully diluted		**50.7**	21.5	*136*	**115.2**	68.1	*69*

Notes: Underlying earnings per share is calculated based on net profit before exceptional items, net of tax and minorities. Earnings per share ("EPS") is calculated based on net profit.

Basic underlying EPS and basic EPS are computed based on the weighted average number of ordinary shares in issue of 252.2 million (30.9.02:239.4 million) during the period.

In computing fully diluted underlying EPS and fully diluted EPS, share options with exercise prices equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of underlying EPS and EPS on a fully diluted basis is 252.7 million (30.9.02:239.7 million).

Certain comparative figures have been restated to conform with this financial period's presentation.

nm – not meaningful

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Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.9.03 S$m	At 31.12.02 S$m
Non-current assets			
Property, plant and equipment		**84.0**	119.8
Investment properties		**430.3**	449.5
Interests in associates and joint ventures		**1,106.2**	663.4
Deferred tax asset		**7.1**	7.6
Other non-current assets		**24.3**	20.3
Negative goodwill		**(24.4)**	(25.2)
		1,627.5	1,235.4
Current assets			
Development properties for sale		**564.9**	489.5
Properties for sale		**2.7**	4.8
Stocks		**156.7**	354.4
Debtors		**204.5**	187.5
Tax recoverable		**1.3**	2.4
Short term investment		**2.9**	7.9
Bank and other liquid funds		**188.7**	142.5
		1,121.7	1,189.0
Total assets		**2,749.2**	2,424.4
Non-current liabilities			
Borrowings due after one year	6	**84.1**	214.0
Deferred tax liability		**6.9**	5.6
Non-current provisions		**9.3**	19.7
Other non-current liabilities		**6.8**	6.0
		107.1	245.3
Current liabilities			
Creditors		**144.4**	203.3
Provisions		**12.3**	25.4
Tax payable		**30.1**	22.4
Borrowings due within one year	6	**519.2**	562.4
		706.0	813.5
Total liabilities		**813.1**	1,058.8
Net assets		**1,936.1**	1,365.6
Financed by:			
Share capital and reserves			
Share capital		**328.1**	241.5
Reserves			
Share premium		**432.8**	262.7
Capital reserve		**83.5**	82.4
Revenue reserve		**763.0**	448.2
Shareholders' funds		**1,607.4**	1,034.8
Minorities		**328.7**	330.8
		1,936.1	1,365.6
Net asset value per share		**S$4.90**	S$4.28

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Cycle & Carriage Limited

Consolidated Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003					
Balance at 1 July	242.1	264.1	81.8	659.7	1,247.7
Goodwill realised on sale of an Australian subsidiary	-	-	3.1	-	3.1
Reserve realised on sale of an investment property	-	-	(1.3)	-	(1.3)
Deferred tax on revaluation surplus of an investment property	-	-	(0.2)	-	(0.2)
Share of an associate's share premium	-	-	0.1	-	0.1
Translation loss realised on liquidation /sale of subsidiaries	-	-	-	7.2	7.2
Translation difference	-	-	-	(24.3)	(24.3)
Net gains/(losses) not recognised in profit and loss account	-	-	1.7	(17.1)	(15.4)
Net profit	-	-	-	128.1	128.1
Total recognised gains for the financial period	-	-	1.7	111.0	112.7
Issue of shares	86.0	168.7	-	-	254.7
Dividend paid (net)	-	-	-	(7.7)	(7.7)
Balance at 30 September	328.1	432.8	83.5	763.0	1,607.4
2002					
Balance at 1 July	238.6	251.5	82.9	360.5	933.5
Reserve realised on sale of an associate	-	-	3.6	-	3.6
Gain on dilution of interest in an associate	-	-	-	0.1	0.1
Share of an associate's revaluation surplus	-	-	0.7	-	0.7
Translation difference	-	-	-	(2.6)	(2.6)
Net gains/(losses) not recognised in profit and loss account	-	-	4.3	(2.5)	1.8
Net profit	-	-	-	51.4	51.4
Total recognised gains for the financial period	-	-	4.3	48.9	53.2
Issue of shares	2.8	11.0	-	-	13.8
Dividend paid (net)	-	-	-	(5.7)	(5.7)
Balance at 30 September	241.4	262.5	87.2	403.7	994.8

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Share of an associate's loss on dilution		-	-	-	(0.3)	(0.3)
Goodwill realised on sale of an Australian subsidiary		-	-	3.1	-	3.1
Reserve realised on sale of an investment property		-	-	(1.9)	-	(1.9)
Deferred tax on revaluation surplus of an investment property		-	-	(0.2)	-	(0.2)
Share of an associate's share premium		-	-	0.1	-	0.1
Translation loss realised on liquidation /sale of subsidiaries		-	-	-	7.2	7.2
Translation difference		-	-	-	47.0	47.0
Net gains not recognised in profit and loss account		-	-	1.1	53.9	55.0
Net profit		-	-	-	291.2	291.2
Total recognised gains for the financial period		-	-	1.1	345.1	346.2
Issue of shares		86.6	170.1	-	-	256.7
Dividend paid (net)		-	-	-	(30.3)	(30.3)
Balance at 30 September		328.1	432.8	83.5	763.0	1,607.4
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Revaluation deficit on an investment property		-	-	(3.2)	-	(3.2)
Reserve realised on sale of an associate		-	-	3.6	-	3.6
Gain on dilution of interest in an associate		-	-	-	2.4	2.4
Share of an associate's revaluation surplus		-	-	7.8	-	7.8
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	28.4	28.4
Net gains not recognised in profit and loss account		-	-	8.4	30.8	39.2
Net profit		-	-	-	163.3	163.3
Total recognised gains for the financial period		-	-	8.4	194.1	202.5
Issue of shares		2.9	11.3	-	-	14.2
Dividend paid (net)		-	-	-	(28.0)	(28.0)
Balance at 30 September		241.4	262.5	87.2	403.7	994.8

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Cycle & Carriage Limited
Company Balance Sheet

	At 30.9.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	0.9	0.6
Interests in subsidiaries	1,678.4	1,411.9
Interests in associates	88.6	72.9
	1,767.9	1,485.4
Current assets		
Debtors	7.0	2.7
Short term investment	0.1	0.1
Bank and other liquid funds	72.1	21.6
	79.2	24.4
Total assets	1,847.1	1,509.8
Non-current liabilities		
Borrowings due after one year	20.0	50.0
Deferred tax liability	0.8	1.4
	20.8	51.4
Current liabilities		
Creditors	9.5	5.7
Tax payable	1.8	1.7
Borrowings due within one year	335.0	335.0
	346.3	342.4
Total liabilities	367.1	393.8
Net assets	1,480.0	1,116.0
Financed by:		
Share capital and reserves		
Share capital	328.1	241.5
Reserves		
Share premium	432.8	262.7
Revenue reserve	719.1	611.8
Shareholders' funds	1,480.0	1,116.0
Net asset value per share	S$4.51	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 July	242.1	264.1	710.1	1,216.3
Translation difference	-	-	0.1	0.1
Net gains not recognised in profit and loss account	-	-	0.1	0.1
Net profit	-	-	16.6	16.6
Total recognised gains for the financial period	-	-	16.7	16.7
Issue of shares	86.0	168.7	-	254.7
Dividend paid (net)	-	-	(7.7)	(7.7)
Balance at 30 September	328.1	432.8	719.1	1,480.0
2002				
Balance at 1 July	238.6	251.5	635.2	1,125.3
Reserve realised on repayment of equity loan	-	-	1.0	1.0
Translation difference	-	-	(0.9)	(0.9)
Net gains not recognised in profit and loss account	-	-	0.1	0.1
Net profit	-	-	38.2	38.2
Total recognised gains for the financial period	-	-	38.3	38.3
Issue of shares	2.8	11.0	-	13.8
Dividend paid (net)	-	-	(5.7)	(5.7)
Balance at 30 September	241.4	262.5	667.8	1,171.7

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	1.1	1.1
Net gains not recognised in profit and loss account	-	-	1.1	1.1
Net profit	-	-	136.5	136.5
Total recognised gains for the financial period	-	-	137.6	137.6
Issue of shares	86.6	170.1	-	256.7
Dividend paid (net)	-	-	(30.3)	(30.3)
Balance at 30 September	328.1	432.8	719.1	1,480.0
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Reserve realised on repayment of equity loan	-	-	3.3	3.3
Translation difference	-	-	0.9	0.9
Net gains not recognised in profit and loss account	-	-	4.2	4.2
Net profit	-	-	252.9	252.9
Total recognised gains for the financial period	-	-	257.1	257.1
Issue of shares	2.9	11.3	-	14.2
Dividend paid (net)	-	-	(28.0)	(28.0)
Balance at 30 September	241.4	262.5	667.8	1,171.7

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

	Note	Three months ended 30.9.03 S$m	Three months ended 30.9.02 S$m	Nine months ended 30.9.03 S$m	Nine months ended 30.9.02 S$m
Cash flows from operating activities	7	**175.4**	76.1	**244.7**	257.6
Interest paid		**(4.5)**	(12.6)	**(21.6)**	(31.7)
Interest received		**1.9**	9.3	**4.3**	10.6
Other finance costs paid		**(0.2)**	(0.1)	**(1.2)**	(0.6)
Income tax paid		**(3.7)**	(11.8)	**(10.1)**	(29.6)
		(6.5)	(15.2)	**(28.6)**	(51.3)
Net cash flows from operating activities		**168.9**	60.9	**216.1**	206.3
Cash flows from investing activities					
Sale of property, plant and equipment and shares in an associate		**1.5**	20.3	**7.6**	21.8
Proceeds from sale/(purchase) of an investment property		**7.3**	(0.1)	**10.7**	(0.1)
Purchase of property, plant and equipment		**(5.1)**	(1.5)	**(12.6)**	(5.4)
Purchase of shares in a subsidiary		**-**	-	**(0.1)**	-
Purchase of shares in associates		**(42.2)**	-	**(211.0)**	(14.7)
Disposal of a subsidiary, net of cash disposed		**16.8**	-	**16.8**	-
Acquisition of business goodwill		**-**	(0.3)	**-**	(0.3)
Dividends received from associates (net)		**3.8**	2.3	**17.7**	6.9
Net cash flows from investing activities		**(17.9)**	20.7	**(170.9)**	8.2
Cash flows from financing activities					
Proceeds from issue of shares		**237.8**	-	**239.8**	0.4
Loans to minorities and associates		**(3.6)**	(0.1)	**(3.6)**	(0.3)
Net repayment of loans		**(217.7)**	(53.9)	**(204.9)**	(192.0)
Investment by minorities		**0.2**	-	**0.2**	-
Dividends paid to minorities		**(8.5)**	(7.3)	**(19.1)**	(10.8)
Dividends paid		**(13.4)**	(14.2)	**(13.4)**	(14.2)
Net cash flows from financing activities		**(5.2)**	(75.5)	**(1.0)**	(216.9)
Net change in cash and cash equivalents		**145.8**	6.1	**44.2**	(2.4)
Cash and cash equivalents at the beginning of the period		**40.7**	87.4	**142.2**	96.6
Effect of exchange rate changes		**(0.1)**	0.1	**-**	(0.6)
Cash and cash equivalents at the end of the period		**186.4**	93.6	**186.4**	93.6

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1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the nine months and three months ended 30 September 2003. The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the changes in accounting policies with regards to investment properties and development properties for sale as explained in Note 2.

2 Changes in accounting policies

On 1 January 2003 and 30 September 2003, the Group changed its policies with regards to the revaluation of investment properties and the classification of development properties for sale, respectively.

(a) Investment properties

Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account. The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offsetting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of International Financial Reporting Standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

(b) Development properties for sale

Development properties were previously classified as non-current assets, and those development properties which had received the Temporary Occupation Permits and were available for sale were transferred to development properties for sale and classified as current assets. Under the new policy, all development properties that are available for sale are classified as development properties for sale under current assets.

The reasons for the change are that as one of the Group's businesses is the developing of properties for sale, the projects are part of trading stocks and are not intended to be kept in the business and it aligns the Group's accounting policies with the listed property companies in Singapore.

The change does not have an impact on the Group's reserves nor on its profit and loss account, but would have a positive impact on the Group's liquidity ratios.

Prior year's comparative has been reclassified to conform with the current period's presentation.

3 Profit before tax

	Group					
	Three months ended			Nine months ended		
	30.9.03	30.9.02	*Change*	**30.9.03**	30.9.02	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Profit before tax is determined after including:						
Interest expense	**(5.7)**	(5.8)	*-2*	**(20.3)**	(18.5)	*10*
Interest income	**1.5**	0.6	*150*	**3.6**	1.6	*125*
Depreciation and amortisation	**(3.3)**	(3.4)	*-3*	**(10.3)**	(10.8)	*-5*
Write back in provision for doubtful debts	**1.7**	0.8	*113*	**1.0**	0.6	*67*
(Provision)/write back in provision for stock obsolescence	**5.9**	-	*100*	**(0.8)**	0.4	*nm*
Net exchange gain/(loss)	**1.5**	(0.3)	*nm*	**8.4**	-	*100*
Profit/(loss) on sale of property, plant and equipment	**0.2**	-	*100*	**(0.1)**	0.3	*nm*
Material, recurring items	**4.1**	(16.5)	*nm*	**30.1**	46.8	*-36*
Exceptional items	**85.4**	(0.1)	*nm*	**83.2**	(28.6)	*nm*

4 Material, recurring items and exceptional items

	Group					
	Profit before tax			Profit after tax and minorities		
Three months ended	**30.9.03**	30.9.02	*Change*	**30.9.03**	30.9.02	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Trading profit	**126.2**	105.9	*19*	**82.8**	63.4	*31*
Add: Material, recurring items						
Share of associates'						
- exchange loss on foreign currency debts	**(7.0)**	(16.5)	*-58*	**(4.9)**	(11.5)	*-57*
- deferred tax asset	**-**	-	*-*	**(0.7)**	-	*100*
Write back in provision for warranty	**11.1**	-	*100*	**11.1**	-	*100*
	4.1	(16.5)	*nm*	**5.5**	(11.5)	*nm*
Underlying profit	**130.3**	89.4	*46*	**88.3**	51.9	*70*
Add: Exceptional items						
Share of associates'						
- gain/(adjustment) on sale of investments	**102.0**	(0.1)	*nm*	**59.5**	(0.1)	*nm*
- gain on debt buyback	**0.1**	-	*100*	**0.1**	-	*100*
Gain on sale of Australian properties	**14.0**	-	*100*	**10.6**	-	*100*
Loss on sale of an Australian subsidiary	**(26.9)**	-	*100*	**(28.3)**	-	*100*
Loss on liquidation of a subsidiary	**(4.6)**	-	*100*	**(3.0)**	-	*100*
Profit on sale of an associate	**-**	1.1	*-100*	**-**	0.7	*-100*
Profit on sale of an investment property	**0.8**	-	*100*	**0.9**	-	*100*
Exchange losses on loans to subsidiaries	**-**	(1.1)	*-100*	**-**	(1.1)	*-100*
	85.4	(0.1)	*nm*	**39.8**	(0.5)	*nm*
	215.7	89.3	*142*	**128.1**	51.4	*149*

4 Material, recurring items and exceptional items – cont'd

Nine months ended	Group: Profit before tax 30.9.03 S$m	Profit before tax 30.9.02 S$m	Change %	Profit after tax and minorities 30.9.03 S$m	Profit after tax and minorities 30.9.02 S$m	Change %
Trading profit	**331.4**	302.9	*9*	**221.9**	187.8	*18*
Add: Material, recurring items						
Share of associates'						
- exchange gain on foreign currency debts	**19.0**	46.8	*-59*	**13.3**	32.8	*-59*
- deferred tax asset	-	-	-	**3.7**	-	*100*
Provision for tax in an associate	-	-	-	-	(35.0)	*-100*
Write back in provision for warranty	**11.1**	-	*100*	**11.1**	-	*100*
	30.1	46.8	*-36*	**28.1**	(2.2)	*nm*
Underlying profit	**361.5**	349.7	*3*	**250.0**	185.6	*35*
Add: Exceptional items						
Share of associates'						
- gain on sale of investments	**95.8**	0.4	*nm*	**55.2**	0.4	*nm*
- gain on debt buyback	**11.6**	-	*100*	**11.6**	-	*100*
Gain on sale of Australian properties	**14.0**	-	*100*	**10.6**	-	*100*
Loss on sale of an Australian subsidiary	**(26.9)**	-	*100*	**(28.3)**	-	*100*
Loss on liquidation of a subsidiary	**(4.6)**	-	*100*	**(3.0)**	-	*100*
Profit on sale of an associate	-	1.1	*-100*	-	0.7	*-100*
Profit on sale of an investment property	**1.4**	-	*100*	**1.5**	-	*100*
Revaluation deficit of investment properties	**(8.1)**	(16.6)	*-51*	**(6.4)**	(9.9)	*-35*
Exchange losses on loans to subsidiaries	-	(13.5)	*-100*	-	(13.5)	*-100*
	83.2	(28.6)	*nm*	**41.2**	(22.3)	*nm*
	444.7	321.1	*38*	**291.2**	163.3	*78*

5 Tax

	Three months ended 30.9.03 S$m	Three months ended 30.9.02 S$m	Change %	Nine months ended 30.9.03 S$m	Nine months ended 30.9.02 S$m	Change %
Group	**9.2**	5.7	*61*	**19.5**	11.4	*71*
Associates and joint ventures	**75.4**	21.6	*249*	**122.5**	135.5	*-10*
	84.6	27.3	*210*	**142.0**	146.9	*-3*

The effective tax rate of the Group and its associates and joint ventures for the nine months ended 30 September 2003 was 32% compared to 46% of the comparative period in 2002. The higher effective tax rate in prior year arose mainly from a provision of S$35.0 million made for tax in Astra due to the expected expiry of tax losses prior to their utilisation.

The effective tax rate of the Group and its associates and joint ventures for the three months ended 30 September 2003 was 39% compared to 31% of the comparative period in 2002. The higher effective tax rate in the current quarter is mainly due to expenses which are not deductible for tax purposes offset by tax credits in this quarter arising from the availability of group tax relief.

6 Borrowings

	Group: At 30.9.03 S$m	At 31.12.02 S$m
Borrowings due within one year		
- secured	**56.4**	209.3
- unsecured	**462.8**	353.1
	519.2	562.4
Borrowings due after one year		
- secured	**64.1**	63.8
- unsecured	**20.0**	150.2
	84.1	214.0
Total borrowings	**603.3**	776.4

6 Borrowings – cont'd

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$509.4 million (31.12.02: S$672.5 million).

7 Cash flows from operating activities

	Group			
	Three months ended		Nine months ended	
	30.9.03	30.9.02	**30.9.03**	30.9.02
	S$m	S$m	**S$m**	S$m
Operating profit	**29.6**	38.3	**81.6**	74.7
Adjustments for:				
Depreciation and amortisation	**3.3**	3.4	**10.3**	10.8
Foreign exchange translation difference	**(0.3)**	(9.1)	**34.7**	7.0
Loss/(profit) on sale of property, plant and equipment	**(0.2)**	-	**0.1**	(0.3)
Operating profit before working capital changes	**32.4**	32.6	**126.7**	92.2
Changes in development properties for sale (excluding interest capitalised during the period)	**100.3**	(4.5)	**(12.3)**	80.7
Changes in working capital:				
Stocks	**31.7**	36.2	**98.0**	108.9
Debtors	**(67.0)**	(20.8)	**(42.5)**	(47.8)
Creditors	**83.4**	8.9	**40.0**	(17.3)
Retention money payable	**0.5**	1.0	**1.2**	1.3
Amounts owing by/to associates and joint ventures	**(5.9)**	22.7	**33.6**	39.6
Cash flows from operating activities	**175.4**	76.1	**244.7**	257.6

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 2,280,900 as at 30 September 2003 (30.9.02: 3,467,100).

Between 1 July 2003 and 30 September 2003, 467,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company. Of the options exercised, 221,000 shares were issued at the exercise prices of S$3.890, S$3.227 and S$4.147 and the remaining 246,000 shares were issued at the adjusted exercise prices of S$2.907, S$2.330 and S$2.927 following the Company's rights issue.

On 2 July 2003, 3,589,557 new ordinary shares of S$1.00 each were issued at an issue price of S$4.72 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2002.

On 9 September 2003, 81,959,696 new ordinary shares of S$1.00 each in the capital of the Company were issued and allotted to shareholders, pursuant to the one for three rights issue at S$3.00 per share by the Company announced on 29 July 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2003 and 30 September 2003.

9 **Interested person transactions**

Three months ended 30 September 2003

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	S$m
Jardine Matheson Limited		
- management consultancy services	-	0.3

10 **Others**

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 September 2003 and the date of this report.

- end -

For further information, please contact:
Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the 3Q 2003 can be accessed through the internet at 'www.cyclecarriage.com'.